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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           YOCREAM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    986001105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        TIMOTHY FRANZEN, 104 MACDOUGAL ST. APT. 10, NEW YORK, NY 10012,
                              TEL: (212) 253-6658
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    9/11/2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

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CUSIP NO.     986001105                                        Page 2 of 5 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TIMOTHY FRANZEN
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS


--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]


--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

                           154,200 SHARES
   NUMBER OF        ------------------------------------------------------------
     SHARES          8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH          ------------------------------------------------------------
   REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                154,200 SHARES
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          154,200 SHARES
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                           [ ]


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


--------------------------------------------------------------------------------

CUSIP NO.     986001105                                              Page 3 of 5


        Timothy Franzen hereby amends the report on Schedule 13D filed on June 23, 2000 with respect to the common stock of Yocream International, Inc. as set forth below.

ITEM 1.        SECURITY AND ISSUER.

        Unchanged

ITEM 2.        IDENTITY AND BACKGROUND.

        Unchanged

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) Personal funds of Mr. Franzen have been used to acquire his current holdings of 154,200 shares of common stock of the Issuer in various transactions since 6/5/2000 for a total consideration of approximately $581,178.

        (b) Unchanged

ITEM 4.        PURPOSE OF TRANSACTION.

        The information below supplements the information previously reported in
Item 4:

        Mr. Franzen acquired an additional 25,900 shares of common stock of the Issuer in various transactions since 9/12/2000.

ITEM 5.        INTEREST IN THE SECURITIES OF THE ISSUER.

        (a) Mr. Franzen owns 154,200 shares of common stock of the Issuer, which equals approximately 6.8% of the total outstanding shares of common stock of the Issuer.

        (b) Unchanged

        (c) The following information supplements the information previously reported in Item 5(c):

        Timothy Franzen acquired an additional 25,900 shares of common stock of the Issuer in a number of transactions as described below:


Trade Date            # of shares                  Price per share ($)
----------            -----------                  -------------------
6/29/00               5,000                        3 3/8
7/20/00               15,000                       3 1/8
9/12/00               5,000                        3 1/2
9/12/00               900                          3 3/8

CUSIP NO.     986001105                                              Page 4 of 5

        (d) Unchanged

        (e) Unchanged

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Unchanged

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        Unchanged

CUSIP NO.     986001105                                              Page 5 of 5


SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:    9/14/00                       /s/  TIMOTHY FRANZEN
      -------------------               -------------------------------
                                        Timothy Franzen